Securities and Exchange Commission

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Renaissance Learning, Inc.

-------------------------------------

(Name of Issuer)

Common Stock, $.01 par value

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(Title of Class of Securities)

75968L105

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(CUSIP Number)

December 31, 2005

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(Date of Event Which Requires Filing of this Amendment)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 75968L105

1.

NAME OF REPORTING PERSON

Tahoe Trust Company

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

88-0275460

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada corporation, chartered as a trust under the statutes of the State of Nevada, located in Las Vegas, Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

1,390,197

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

1,390,197

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,390,197

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.48%

12.

TYPE OF REPORTING PERSON

OO

Schedule 13G

CUSIP No. 75968L105

1.

NAME OF REPORTING PERSON

Chad D. Kane

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

1,395,307

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

1,395,307

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,395,307

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.50%

12.

TYPE OF REPORTING PERSON

IN

Schedule 13G

ITEM 1(a).

NAME OF ISSUER

Renaissance Learning, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2911 Peach Street

Wisconsin Rapids, Wisconsin  54995-8036

ITEM 2(a).

NAME OF PERSON FILING

1)

Tahoe Trust Company

2)

Chad D. Kane

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:

2325-B Renaissance Drive, Suite 10

Las Vegas, NV 89119

ITEM 2(c).

CITIZENSHIP

1)

Tahoe Trust Company – Nevada corporation, chartered as a trust under the statutes of the State of Nevada, located in Las Vegas, Nevada

2)

Chad D. Kane – U.S.A.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES

Common Stock, $.01 par value

ITEM 2(e).

CUSIP NUMBER

75968L105

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)

[   ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

[   ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

[   ]

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

[   ]

Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

[   ]

An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);

(f)

[   ]

An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

(g)

[   ]

A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);

(h)

[   ]

A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[   ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[   ]

Group, in accordance with Section 13d-1(b)(1)(ii)(J).

ITEM 4.

OWNERSHIP

Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

Tahoe Trust Company has been granted discretionary voting and/or dispositive power over the securities covered by this report, which securities are held for the benefit of Tahoe Trust Company’s clients.  Any and all discretionary authority which has been delegated to Tahoe Trust Company may be revoked in whole or in part at any time.

Mr. Kane is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Tahoe Trust Company, as a result of his position with and stock ownership in Tahoe Trust Company.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [√].

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

N/A

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Tahoe Trust Company is Nevada corporation, chartered as a trust under the statutes of the State of Nevada, located in Las Vegas, Nevada.  Mr. Kane is the President and Secretary of Tahoe Trust Company and beneficially owns 50% of its outstanding shares.  Mr. Kane is joining in this Schedule 13G because, as a result of his position with and ownership of securities of Tahoe Trust Company, he could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Tahoe Trust Company.  Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Kane of his control or power to influence the control of Tahoe Trust Company.  Moreover, Tahoe Trust Company and Mr. Kane are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.

CERTIFICATIONS

By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect, and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that any of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares reported herein as beneficially owned by Tahoe Trust Company, for its own account—of which there are none—or by Mr. Kane for his individual account and not as a result of his position with and ownership of securities of Tahoe Trust Company—of which the number is less than 1%).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006

/s/ Chad D. Kane

Chad D. Kane

Tahoe Trust Company

Dated:  February 14, 2006

/s/ Chad D. Kane

Chad D. Kane

President & Secretary

Exhibit 1

  Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Renaissance Learning, Inc. and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2006.

/s/ Chad D. Kane

Chad D. Kane

Tahoe Trust Company

/s/ Chad D. Kane

Chad D. Kane

President & Secretary